08006160

Schneider Electric

RECEIVED

December 1st, 2008

2008 DEC -8 A 6:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Miscellaneous:

- Presentation for the Shareholders' conference in Nice, November 18th, 2008 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
DEC 11 2008
THOMSON REUTERS

Very truly yours,

Secretary of the Board
Philippe BOUGON

Schneider Electric SA
Postal address / Adresse postale :
35 rue Joseph Monier
CS 30323
92506 Rueil Malmaison cedex
France
Tel. +33 (0) 1 41 29 70 00
http://www.schneider-electric.com

Société anonyme à directoire et conseil de surveillance
au capital de 1 979 202 496 euros
542 048 574 rcs Nanterre – code APE : 6420Z
n° ident. TVA : FR FR 01 542 048 574
siège social : 35 rue Joseph Monier
F – 92505 Rueil-Malmaison

END